FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 11, 2007

Item 3: News Release:

A news release dated and issued on June 11, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska Adopts Shareholders Rights Plan

Item 5: Full Description of Material Change:

Vancouver, British Columbia – June 12, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) - The Board of Directors (the “Board”) of CanAlaska Uranium Ltd. (“the Company”) has voted to adopt a shareholder rights plan (the “Rights Plan”).  The Rights Plan is being adopted in order to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.

The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure.  Furthermore, the Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or takeover offer and is not intended to prevent a take-over bid for the Company.  Under the Rights Plan, take-over bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The Rights Plan is similar to other shareholder rights plans recently adopted by other Canadian corporations.  Until the occurrence of certain specific events, the rights will trade with the common shares of the Company and be represented by the share certificates for such shares.  The rights become exercisable only when a person, including any party related to or acting jointly or in concert with such person, acquires or announces its intention to acquire 20% or more of the outstanding common shares common shares of the Company without complying with the “Permitted Bid” provisions of the Rights Plan.  Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly or in concert with it) to purchase additional common shares of the Company at a 50% discount to the market price of the shares at that time.

Although the Rights Plan will take effect immediately in accordance with applicable regulatory requirements, the Company will submit the Rights Plan for confirmation at a special meeting of shareholders to be held within the next six months.  Thereafter, the Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders thereafter until its expiry on June 12, 2017.  If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.  The Rights Plan is subject to the approval of the TSX Venture Exchange. A full text of the Rights Plan will be posted on the Company’s web site www.canalaska.com and on SEDAR at www.sedar.com.  Registered common shareholders will be provided with a synopsis of the Rights Plan, such synopsis to be included in an information circular delivered to each shareholder prior to the special meeting.

For further information please visit the Company’s web site www.canalaska.com or contact  President  Peter Dasler.

The person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects.  The Company’s high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into joint exploration of CanAlaska’s Cree East Project.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of June, 2007.